FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of JED:

JED Oil Inc. (AJED” or the “Company”)

Box 1420

1601 – 15th Avenue

Didsbury, Alberta  T0M 0W0

ITEM 2   Date of Material Change:

June 8, 2007

ITEM 3   News Release:

A press release was issued on June 12, 2007 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED completed that acquisition of for $29 million of secured debt from the major secured creditor of Caribou Resources Corp.

ITEM 5   Full Description of Material Change:

 On May 23, 2007 JED announced that it had made an offer (the “Offer”) to Caribou Resources Corp. (“Caribou”), which has sought protection under the Companies’ Creditors Arrangement Act  (Canada) (“CCAA”).  Under the terms of the Offer, JED offered to pay the major secured creditor of Caribou and any other creditors with security in priority to the major secured creditor in cash; to provide a pool of $375,000 cash and 5,000,000 JED common shares for the balance of Caribou’s creditors under a CCAA Plan of Arrangement, and to acquire all of the issued and outstanding common shares of Caribou in exchange for JED common shares on the basis of one JED common shares for each ten Caribou common shares, pursuant to an Arrangement Agreement under the Business Corporations Act (Alberta) (“ABCA”).  JED has acquired the position of the major secured creditor, including the liability owing by Caribou and a secured interest in all of Caribou’s assets, as the first step in the acquisition of Caribou.

At this time, JED’s offer has not been formally accepted by Caribou or approved by the Court of Queen’s Bench under the CCAA proceedings, and the parties are in the process of negotiating the formal agreements for the CCAA Plan of Arrangement and the ABCA Arrangement Agreement.  The agreements must then be approved by Caribou’s creditors and shareholders and the Court.  In addition under the rules of the American Stock Exchange, JED’s shareholder must approve the issuance of the JED common shares under both arrangements.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C., Vice-President Legal & Corporate Affairs of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 335-2105.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on June 12, 2007.